UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: JANUARY 30, 2009
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated January 30, 2009.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  January 30, 2009

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES NON RECURRING EXCEPTIONAL CASH DISTRIBUTION

Athens, Greece, January 30, 2009 -- Capital Product Partners L.P. (Nasdaq:CPLP) today announced that its board of directors has declared a non-recurring exceptional cash distribution of $1.05 per unit.

The Partnership’s Board of Directors declared an exceptional cash distribution of $1.05 per unit, payable on February 13, 2009, to unitholders of record on February 10, 2009. The payment of the higher than anticipated distribution was unanimously approved by Capital Product Partners' Board of Directors. The Partnership will fund this exceptional distribution from operating surplus and through a decrease in existing reserves. During the last quarters, the Partnership has earned unexpectedly high levels of profit sharing revenue as a result of the high utilization rates of its product tanker fleet and the resilient market in the Suezmax segment.

This non recurring exceptional distribution represents an increase from the previous cash distribution of $0.41 per unit which was paid for the period from July 1, 2008 to September 31, 2008. The minimum quarterly distribution at the time of the IPO was set at $0.375.

The Board of Directors stated that this extraordinary distribution is an exceptional non-recurring event and that it does not anticipate that dividends will continue at this level in future periods.  Based on current expectations and subject to actual results, which may be substantially different, and to approval of the Board of Directors, the Partnership anticipates that starting with the first quarter of 2009 distributions will return to levels more consistent with prior periods.

Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners' general partner stated: "Our intention to maintain our quarterly distribution policy following this exceptional distribution demonstrates our belief in the Partnership’s ability to generate stable cash flows and our commitment to providing value to our unitholders".

The Board of Directors unanimously determined that the payment of this exceptional distribution is in the best interests of the Partnership.  The Board of Directors believes that it represents the best way to return value to its unitholders and to use the extra cash the Partnership has accumulated to date. The Partnership’s policy is to distribute to its unitholders all available cash except for amounts established as reserves by its Board. The Board does not believe that the unanticipated profit sharing revenue earned over the last quarters is necessary to be retained as reserves or that currently existing reserves need to be maintained at their present level for the proper conduct of the business of the Partnership.  In reaching these conclusions the Board of Directors considered the adverse general economic conditions, the Partnership’s business requirements, the risks relating to the Partnership’s business as well as alternative uses available for the Partnership’s cash.  In addition, due to market conditions the Partnership does not currently anticipate any purchases of vessels for which significant reserves would need to be established or maintained at present.

The payment of this exceptional distribution of $1.05 per unit for the fourth quarter of 2008 will bring annual distributions to unitholders to $2.27 per unit, a level which under the terms of our partnership agreement will result in the early termination of the subordination period and the conversion of the subordinated units into common units.  Under the partnership agreement the subordination period would have ended in 26 months, in March 2011, if the Partnership had earned and paid at least $0.375 on each outstanding unit and corresponding distribution on the general partners’ 2.0% for any three consecutive four-quarter periods. Upon such conversion, Capital Maritime & Trading Corp. (Capital Maritime) will own a 46.6% interest in the Partnership, including a 2% interest through its ownership of the Partnership’s general partner.

Currently, certain actions, including the approval of any amendments to the terms of the partnership agreement, require the approval of a majority of each of the common and subordinated units, voting separately, or in certain cases a higher percentage of common units. Following termination of the subordination period a majority of common units (or in certain cases a higher percentage), of which Capital Maritime will own 44.6%, will be required in order to amend the terms of the Partnership Agreement or to reach certain decision or actions, including:

–	amendments to the definition of available cash, operating surplus, adjusted operating surplus;

–	changes in the cash distribution policy of the Partnership;

–	elimination of the obligation to pay the minimum quarterly distribution;

–	removal of any appointed director for cause;

–	transfer of the general partner interest;

–	transfer of the incentive distribution rights;

–	the ability of the board to sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership;

–	resolution of conflicts of interest;

–	withdrawal of the general partner;

–	removal of the general partner;

–	dissolution of the partnership;

–	change to the quorum requirements;

–	approval of merger or consolidation; and

–	any amendment to the partnership agreement.

The Partnership anticipates that early termination of the subordination period and the increase in Capital Maritime’s voting control will result in more flexibility for the Partnership to meet changing market conditions in the future.

The payment of the exceptional distribution will, in accordance with the terms of the partnership agreement, also result in a distribution of $12.5 million with respect to incentive distribution rights held by Capital GP L.L.C, the Partnership’s general partner.  Following discussions with the Board of Directors, the general partner has agreed to defer receipt of a portion of the incentive distribution payment and will receive the $12.5 million of incentive payments in four equal quarterly installments, with the first installment being paid this quarter.  Payment of each deferred quarterly installment is subject to the Partnership distributing at least the minimum quarterly distribution and any arrearages of minimum quarterly distributions for the relevant quarter. These payments will be made from the operating surplus.

The Board of Directors unanimously determined that taking into account the totality of relationships between the parties involved, the payment of the exceptional distribution is fair and reasonable to the Partnership giving consideration to the fact that it would result in the early termination of the subordination period, in conversion of Capital Maritime's subordinated units into common units and in substantial voting control for Capital Maritime.

Additional details will be provided in the Partnership’s fourth quarter financial results scheduled to be released on January 30, 2009.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 18 modern vessels, comprising 15 MR tankers, two small product tankers and one Suezmax crude oil tanker. All 18 vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

For more information about the Partnership, please visit our website: www.capitalpplp.com. The full text of our Partnership Agreement is attached to our Registration Statement on Form F-1.

Forward-Looking Statements

The statements in this press release that are not historical facts, including statements relating to the future levels of distributions to be paid by the Partnership, future levels of profit-sharing revenues, future cash distribution policy, anticipated required levels of reserves and anticipated purchases of vessels and possible effects of the early termination of the subordination, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

CONTACTS:

        Capital GP L.L.C.
        Ioannis Lazaridis, CEO and CFO
        +30 (210) 4584 950
        i.lazaridis@capitalpplp.com

        Capital Maritime & Trading Corp.
        Jerry Kalogiratos
        +30 (210) 4584 950
        j.kalogiratos@capitalpplp.com